Frascona, Joiner, Goodman and Greenstein, P.C.

4750 Table Mesa Drive

Boulder, Colorado 80305

Ph: 303 494 3000

Fx: 303 494 6309

January 11, 2011

Brian K. Bhandari

Accounting Branch Chief

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

RE:

Knight Capital Corp.

Form 8-K/A

Filed January 3, 2011

File No: 000-53344

Dear Mr. Bhandari:

We represent Knight Capital Corp., (the “Company”), and in that capacity are writing to respond to your comment letter dated January 3, 2011.

Form 8-K/A filed January 3, 2011

Consolidated Financial Statements

1.

Please file a letter from your former independent accountant as an Exhibit 16 to your amended 8-K.  This letter should reflect their agreement or disagreement with the disclosures in your amended filing.  Refer to Item 304(a)(3) of Regulation S-K.

Response:    The Company has today filed an amended 8-K/A which includes the responsive letter from Larry O’Donnell, CPA, P.C.

2.

As noted in our previous comment letter, you may not include the audit reports of Larry O’Donnell, CPA, P.C. in your filings with the Commission as it is no longer registered with the PCAOB.  If Larry O’Donnell, CPA, P.C. audited a year that you are required to include in your next Form 10-K, you should have a firm that is registered with the PCAOB re-audit that year.  Please tell us how you intend to address the re-audit of your May 31, 2010 financial statements.

Frascona, Joiner, Goodman and Greenstein, P.C.

January 11, 2011

Response:  The Company intends to engage its new auditor Comiskey & Company, P.C., to re-audit its financial statements for the fiscal year ended May 31, 2010.

Attached to this correspondence, please find an acknowledgement by the Company whereby the Company acknowledges that:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission  or any person under the federal securities laws of the United States.

Please feel free to contact me with any questions relating to the foregoing information.  Thank you for your time and assistance with this matter.

FRASCONA JOINER GOODMAN AND GREENSTEIN, P.C.

By: /s/ Gary S. Joiner, Esq.